

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Scott W. Absher
Chairman and Chief Executive Officer
Industrial Human Capital, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33135-3250

      Re: Industrial Human Capital, Inc.
          Registration Statement on Form S-1
          Filed on April 29, 2021
          File No. 333-255594

Dear Mr. Absher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on April 29, 2021

Our Company, page 3

1.   We note your disclosures throughout the prospectus highlighting your sponsor's affiliation with ShiftPixy, Inc. ("ShiftPixy"), a publicly traded company on the Nasdaq Stock Market, LLC. We further note the disclosure on page 5 that you have "a unique opportunity to enhance the value of these acquisitions through a mutually beneficial relationship with ShiftPixy." Please revise to highlight that you are a separate company from ShiftPixy, and to address (i) that none of ShiftPixy's business will directly be a source of returns for investors in your offering; and (ii) whether ShiftPixy is obligated to provide its expertise in sourcing an initial business combination transaction.

Acquisition Criteria, page 8

2.   Please expand your disclosure to describe your "roll-up strategy" and "anticipated partnership with ShiftPixy," including how potential business combination targets will have "access to ShiftPixy's technology."

Initial Business Combination, page 9

3.   Please expand your disclosure to discuss the founder shares anti-dilution rights, including whether A.G.P.'s founder share will be subject to the anti-dilution provisions, and that if you enter into an initial business combination with a target business that is affiliated with your sponsor, directors or officer, you will obtain an opinion from an independent investment banking firm or another independent entity that such an initial business combination is fair to your form a financial point of view.

4.   We note disclosure on page 46 that you are not prohibited from pursuing an initial business combination transaction with an affiliated entity. Please revise to address whether ShiftPixy is constrained in any way from pursuing acquisitions that could be suitable transactions for the company. We note your disclosure at the bottom of page 59.

Sourcing of Potential Initial Business Combination Targets, page 10

5.   We note your disclosure that your sponsor and your officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Please discuss your sponsor's, officers' and directors' role at Insurity Capital, Inc., TechStackery, Inc. and Vital Human Capital, Inc. and any related conflicts of interest. In that regard, we note your disclosure on page 122.

Risk Factors
The representative may have a conflict of interest if they render services to us in connection with our initial business combination, page 38

6.   Please expand your disclosure to discuss the representative's rights of first refusal. In that regard, we note your disclosure on page 155.

Principal Stockholders, page 125

7.   Please disclose the natural person(s) who directly, or indirectly, exercise sole or shared voting or investment control over the shares held by A.G.P./Alliance Global Partners. Refer to Regulation S-K Item 403 and Exchange Act Rule 13d-3.

General

8.   Please revise your disclosure to clarify whether A.G.P. has agreed to vote its representative shares in favor of any proposed business combination, waive its redemption rights in connection with any initial business combination and waive its liquidation

rights in connection with any liquidation.

9. Please reconcile your disclosure that the representative will hold 1,739,130 founder shares and your disclosure on page 50 and elsewhere that your sponsor will beneficially own 20% of your issued and outstanding shares common stock upon the closing of this offering with your disclosure that you expect the founder shares to represent 20% of the outstanding shares after this offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tahra Wright